OD
10/4/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 02 2013
19 REGISTRATIONS BRANCH

[redacted]

SECUR 13025847 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33132

SEC Mail Processing Section
RECEIVED
196
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2012 (MM/DD/YY) AND ENDING 07/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeastern Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Newman Springs Road, Suite 311
(No. and Street)

Red Bank (City) NJ (State) 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Bergin (732) 945-8241
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1901 Post Oak Park Dr. #4202 (Address) Houston (City) TX (State) 77027 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
10/10/13

OATH OR AFFIRMATION

I, Matthew Bergin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeastern Financial Group, Incorporated, as of July 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOELLE PRESTIGIACOMO
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 31, 2015

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report on Internal Control

For the year ended July 31, 2013

Statement of Financial Condition

As of July 31, 2013

Assets		
Cash and Cash Equivalents	$	19,904
Cash with Clearing Brokers		31,600
Deposits with Clearing Brokers		100,000
Securities Owned at Fair Value		
Municipal Obligations		-
Loan Receivable		-
Prepaid Expenses		8,466
Total Assets	$	159,970
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	8,428
Total Liabilities		8,428
Stockholder's Equity		
Common Stock; $1 par value; authorized 1,000 shares issued and outstanding - 1,000		1,000
Additional Paid in Capital		309,525
Retained Earnings		(158,984)
Total Stockholder's Equity		151,542
Total Liabilities and Stockholder's Equity	$	159,970